Exhibit 99.25

U.S. Silver Announces Exploration Drill Results

TORONTO--(BUSINESS WIRE)--September 19, 2011--U.S. Silver Corporation (TSX:USA, OTCQX:USSSIF, Frankfurt:QE2) “U.S. Silver” or “the Company” is pleased to announce continued positive results from underground diamond drilling at the Galena and Coeur Mines near Wallace, Idaho.

The Company previously announced positive diamond drilling results from the 4000 and 5200 levels at the Galena mine. The Company has also initiated drilling on the 3700 level at the Coeur mine in support of resource validation as part of the ongoing redevelopment planning. Drilling continues on all three levels with 13,456 feet (4,101 meters) of drilling completed during the second quarter of 2011 and 39,980 year to date. Currently, three drills are operating underground with a total of four drill shifts per day.

U.S. Silver has also initiated a surface drilling program and is diamond drilling the Argentine and Geraldine Veins, in Argentine Gulch, between the Galena and Coeur Mines. The two veins are the surface expression of the 2400 level, 290 Vein. One deep drill hole has been completed and is being processed, and a second wedge-off hole has been initiated. Additionally, U.S. Silver is collaring diamond drill holes at the Coeur D’Alene Mine to explore extensions of known silver-copper bearing veins. Currently two drills are operating on the surface 24 hours a day seven days a week. A total of 2,200 feet surface exploration drilling has been completed.

“Increased drilling activity has continued to provide encouraging results at the Galena and the Coeur mines as we work hard to expand our reserve base from known areas of mineralization. Grades encountered are in excess of what we anticipated and we are confident that the Company will once again expand our reserves this year as we have every year since acquiring the property.” stated Tom Parker CEO of US Silver. “The addition of a surface exploration drilling program opens the opportunity to define new discoveries on our extensive land position in a silver rich region that has not been extensively explored.”

DRILLING HIGHLIGHTS

Drilling in 2011 continues U.S. Silver’s 2010 trend of identifying new silver veins as well as extensions of existing silver veins at the Galena and Coeur Mines. The best intersection encountered on the Coeur 3400 level was 8.2 feet (2.50 m) of true thickness averaging 25.1 opt (780.70 gpt) Ag and 0.58 % Cu. Since March 4, 2011, the best intersection encountered on the Galena 4000 level was 2.3 feet (0.70 m) of true thickness grading 44.33 opt (1378.82 gpt) Ag and 2.2% Cu. The best intersection on the Galena 5200 level was 10.3 feet (3.14 m) of true thickness grading 26.0 opt (808.69 gpt) Ag and 0.93% Cu.

Coeur Mine, 3400 Level

A new drilling program was completed on the Coeur Mine 3400 Level to validate existing resource blocks. The drilling was conducted on the 425 Vein and proved successful validating resource blocks and providing additional new resources.

Results from the six holes intersecting the 425 Vein as follows (vein widths are corrected for true thickness):

DDH C34-090	from 266.5 ft: 8.2 ft (2.4500m)	25.07 opt Ag (777.6 gpt)	0.58% Cu
DDH C34-091	from 273.6 ft: 2.3 ft (0.70m)	21.36 opt Ag (664.4 gpt)	1.11% Cu
DDH C34-092	from 273.5 ft: 1.1 ft (0.34m)	37.60 opt Ag (1169.4 gpt)	1.79% Cu
DDH C34-093	from 295.7 ft: 6.9 ft (2.10m)	10.07 opt Ag (313.2 gpt)	0.38% Cu
DDH C34-095	from 225.0 ft: 3.7 ft (1.13m)	17.16 opt Ag (533.7 gpt)	0.71% Cu
DDH C34-096	from 201.0 ft: 7.8 ft (2.38m)	9.76 opt Ag (303.5 gpt)	0.32% Cu

Step-out drilling on the 425 Vein also delineated a new adjoining resource block of 9,000 tons having an average grade of 15.0 opt (466.55 gpt) Ag and 0.44% Cu, for an average thickness of 7.0 feet( 2.13 m).

Galena Mine, 4000 Level

In the West Argentine area of the 4000 Level a new drill program was initiated to validate resource and vein dip projection in support of automated mining of the 260 vein and also testing extensions of the footwall 284 Vein. This program is different from the previous 4000 level Central Area drilling program results presented in the March 4, 2011 press release. The Central Area results are currently being followed up with a second phase program currently underway. Results received to-date are as follows (vein widths are corrected for true thickness):

DDH 40-226	from 385.7 ft: 2.6 ft (0.79m)	9.81 opt Ag (305.1 gpt)	1.83% Cu
DDH 40-227	from 297.3 ft: 1.4 ft (0.42m)	11.28 opt Ag (350.8 gpt)	1.06% Cu
	from 383.8 ft: 2.3 ft (0.70m)	44.33 opt Ag (1,378.8 gpt)	2.20% Cu
	from 429.0 ft: 1.4 ft (0.43m)	68.6 opt Ag (2,133.7 gpt)	4.20% Cu
DDH 40-228	No Significant Assays
DDH 40-229	from 238.0 ft: 4.6 ft (1.40m)	4.86 opt Ag (151.2 gpt)	0.13% Cu
	from 342.1 ft: 5.7 ft (1.74m)	7.22 opt Ag (224.6 gpt)	0.57% Cu
DDH 40-230	from 325.5 ft: 1.0 ft (0.30m)	18.49 opt Ag (575.1 gpt)	0.88% Cu
	from 353.8 ft: 1.9 ft (0.58m)	9.89 opt Ag (307.6 gpt)	0.90% Cu
	from 390.3 ft: 3.02 ft (0.92m)	22.11 opt Ag (687.7 gpt)	2.51% Cu
	from 435.9 ft: 3.6 ft (1.10m)	9.96 opt Ag (309.7 gpt)	0.90% Cu
DDH 40-231	No Significant Assays
DDH 40-232	from 119.0 ft: 5.3 ft (1.62m)	12.10 opt Ag (376.3 gpt)	1.58% Cu
DDH 40-233	Assays Pending
DDH 40-234	from 220 ft: 0.21 ft (0.7m)	58.8 opt Ag (1828.9 gpt)	3.15% Cu
DDH 40-235	from 308.7 ft: 2.5 ft (.76m)	16.10 opt Ag (500.7 gpt)	1.60% Cu
	from 463.4 ft: 0.54 ft (.16m)	84.8 opt Ag (2,637.6 gpt)	3.79% Cu

Galena Mine, 5200 Level

A second phase drilling program is being conducted on the 5200 Level to further delineate the northern and southern strike extents of the silver-copper 220 Vein which has been developed on the 4600 and 4900 Levels. In addition, the drilling has provided additional information regarding the adjacent silver-copper 196 vein, and a new silver-copper vein, the 230 vein. Highlights from the second phase drill program are as follows (vein widths are corrected for true thickness):

DDH 52-314	from 465.1 ft: 1.8 ft (.55m)	31.3 opt Ag (973.5 gpt)	1.06% Cu
DDH 52-315	from 218.6 ft: 2.8 ft (.85m)	6.4 opt Ag (200.6 gpt)	0.09% Cu
	from 349.1 ft: 0.2 ft (.06m)	48.4 opt Ag (1,505.4 gpt)	1.01% Cu
DDH 52-316	from 566.4 ft: 3.9 ft (1.19m)	21.4 opt Ag (665.6 gpt)	0.47% Cu
DDH 52-317	from 372.0 ft: 2.1 ft (.646m)	12.3 opt Ag (384.1 gpt)	0.15% Cu
	from 604.6 ft: 10.3 ft (3.14m)	26.0 opt Ag (808.6 gpt)	0.93% Cu
	from 684.6 ft: 1.5 ft (.46m)	33.6 opt Ag (1045.1 gpt)	0.60% Cu
	from714.6 ft: 2.7 ft (.82m)	10.0 opt Ag (311.03 gpt)	0.33% Cu
DDH 52-318	from 327.0 ft: 0.2 ft (.06m)	29.1 opt Ag (905.1 gpt)	0.40% Cu
DDH 52-319	from367.7 ft: 3.9 ft (1.19m)	21.5 opt Ag (668.7 gpt)	0.78% Cu
DDH 52-320	from 312.2 ft: 2.4 ft (.73m)	17.4 opt Ag (542.1 gpt)	0.35% Cu
	from 410.9 ft: 0.5 ft (.15m)	347.2 opt Ag (10,798.9 gpt)	10.6% Cu
	from 423.0 ft: 1.7 ft (.52m)	100.0 opt Ag (3110.3 gpt)	3.77% Cu
DDH 52-321	from 106.3 ft: 1.8 ft (055m)	36.6 opt Ag (1,138.4 gpt)	1.21% Cu
	from 163.1 ft: 0.8 ft (.24m)	108.8 opt Ag (3,384.0 gpt)	3.69% Cu
	from 246.6 ft: 1.0 ft (.30m)	51.9 opt Ag (1,614.2 gpt)	1.70% Cu
DDH 52-322	Pending
DDH 52-323	from 115.0 ft: 0.4 ft (.12m)	93.0 opt Ag (2,892.6 gpt)	3.18% Cu
	from 327.7 ft: 0.3 ft (.09m)	32.2 opt Ag (1001.5 gpt)	0.96% Cu
DDH 52-324	from 106.3 ft: 0.8 ft (.24m)	36.3 opt Ag (1,129.0 gpt)	1.40% Cu
	from 309.8 ft: 0.3 ft (.09m)	427.2 opt Ag (13,287.2 gpt)	12.0% Cu
	from 356.1 ft: 0.7 ft (.21m)	26.6 opt Ag (827.3 gpt)	1.05% Cu
	from 367.0 ft: 0.6 ft (.18m)	44.6 opt Ag (1,387.2 gpt)	1.5% Cu

QUALIFIED PERSON

Information of a technical nature in this press release respecting the properties has been prepared and reviewed by Mr. Gregory P. Nickel, Chief Geologist for U. S. Silver, who supervised the drilling and sampling programs. Mr. Nickel is a “Qualified Person” within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

All silver assay results reported in this new release were analyzed using standard fire assay techniques by American Analytical Services located in Osburn, Idaho. Check assays are conducted by ACT Labs, located in Ontario, Canada. All samples are obtained and assays are reported under a formal quality assurance program. Underground diamond drill core holes are drilled with BQ size tools.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines near Wallace, Idaho. U.S. Silver controls a land package totaling approximately 14,000 acres. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur d'Alene Mining District.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Manager IR
Heather Foster, 208-752-1116 x221